EXHIBIT 99.1

Form 51–102F3

Material Change Report

Item 1	Name and Address of Company

PhotoChannel Networks Inc.
Suite 506 – 425 Carrall Street
Vancouver, BC V6B 6E3
(the “Company”)

Item 2	Date of Material Change

November 2, 2006.

Item 3	News Release

The Company disseminated a news release on October 31, 2006.

Item 4	Summary of Material Changes

Share Consolidation

Item 5	Full Description of Material Change

PHOTOCHANNEL NETWORKS INC. (the “Company”) announced it consolidated its common shares on a ten (10) old common shares for one (1) new common share basis. The Company’s new common shares (CUSIP No. 719316200) were posted for trading at the open on Thursday, November 2, 2006 under the trading symbol “PN”. If, as a result of the consolidation, a holder becomes entitled to a fraction of a consolidated common share, an adjustment will be made by rounding to the nearest whole common share. Upon completion of the consolidation the Company will have approximately 26,060,859 common shares issued and outstanding.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not Applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

To obtain further information contact the Chief Financial Officer, Robert Chisholm at (604) 893-8955.

Item 9	Date of Report

November 16, 2006.